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                                     October 13, 1999


Mr. Wesley R. Edens
Chairman of the Board and Chief Executive Officer
Impac Commercial Holdings, Inc.
1401 Dove Street
Newport Beach, California 92660

Dear Mr. Edens:

We received your letter dated September 30, 1999. While we were pleased to learn that the Impac Commercial Holdings, Inc. ("ICH")
Board of Directors has retained a financial advisor to evaluate our offer, we are disappointed that a special committee of independent directors has not been formed in light of the obvious conflicts of interest between Fortress Investment Group and its affiliates ("Fortress") and ICH shareholders.

Our offer presents ICH shareholders with the opportunity to receive a 28% premium over the existing proposal from Amresco Capital Trust ("AMCT") based on closing market prices on October 12, 1999. We urge all ICH Directors to consider their fiduciary responsibility in evaluating our offer and reiterate our request that ICH form a special committee of independent directors to objectively manage this process.

In preparation for making our offer, we have performed a great deal of analysis on ICH from publicly available information. This review has raised questions regarding several transactions both completed and proposed involving ICH, Fortress, and their affiliates. We are in the process of developing a list of these questions that we intend to ask the ICH Board of Directors. We believe the best forum to ask these questions is in a face to face meeting. Therefore, we request a meeting with the special committee of independent directors to ask these questions and to present the merits of our offer. We also request a meeting with ICH's financial advisor prior to the issuance of their report on our offer.

Prompt attention to these requests is extremely important given the delays already experienced since we made our offer on September 7, 1999. Therefore, we request written confirmation that (1) a special committee of independent directors has been formed to objectively evaluate our offer, (2) a meeting with ICH's financial advisor will be granted prior to the issuance of their report and (3) a face to face meeting with the special committee of independent directors will be granted prior to the final evaluation of our offer. If we do not receive written confirmation that grants these requests by the close of business on October 14, 1999, we will be forced to ask the questions referred to above by formal written correspondence.

We wish to re-emphasize our conviction that the transaction that we have proposed offers demonstrably superior immediate value, as well as greater long-term value, to ICH's shareholders as compared to the AMCT offer. Furthermore, it is possible that the results of our due diligence review may afford us the opportunity to increase our offer (if an increase is justified by the information made available to us). We may also be willing to offer other forms of consideration to ICH's shareholders that include preferred stock in Apex Mortgage Capital, Inc. or cash. We urge you to help us realize for your shareholders the superior value we are offering. We continue to be excited by the prospect of moving forward with you on our proposed transaction.


      Very truly yours,

      Apex Mortgage Capital, Inc.


      By:__/s/ Philip A. Barach____      By: __/s/ Daniel K. Osborne_____
         Philip A. Barach                Daniel K. Osborne
         President and                   Executive Vice President and
         Chief Executive Officer         Chief Operating Officer




CC:    Christopher W. Mahowald
       Frank P. Philips
       Joseph R. Tomkinson

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